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                                                                     EXHIBIT K



                                        To:      Holders of Depositary Shares
                                                 Each Representing a One-Fourth
                                                 Interest in the 7.96%
                                                 Cumulative Preferred Stock of
                                                 PECO Energy Company

                                        From:
                                        At:      Merrill Lynch & Co.
                                        Date:              , 1995

[MERRILL LYNCH LOGO]
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Subject: PECO ENERGY COMPANY TOPrS EXCHANGE OFFER

PECO Energy Company offers to exchange Preferred Trust Receipts ("TOPrS(SM)") each representing a 8.72% Cumulative Monthly Income Preferred Security, Series B of PECO Energy Capital, L.P. for up to 5,400,000 outstanding Depositary Shares each representing a one-fourth interest in a share of $7.96 Cumulative Preferred Stock of PECO Energy Company.

Upon the terms and subject to the conditions set forth in the Offering Circular/Prospectus and in the Letter of Transmittal, PECO Energy will offer to effect an exchange of one Preferred Trust Receipt for each Depositary Share validly tendered and accepted for exchange. The rate of Distributions on the Preferred Trust Receipts will be 76 basis points greater than the dividend rate on the Depositary Shares; the annual rate of Distributions on the Preferred Trust Receipts is 8.72% versus 7.96% on the Cumulative Preferred Stock.

This Exchange Offer will expire at 12:00 Midnight, New York City time on December 13, 1995 unless extended by PECO Energy in its sole discretion or as required by law. In order to ensure that your shares are tendered timely, Merrill Lynch will be available to answer any questions you may have on the mechanics of tendering your shares. Tendered Shares may be withdrawn at any time before the expiration date of the Offer.


You should have received detailed information regarding this Offer under separate cover. Merrill Lynch, as co-Dealer Manager for this Offer, is readily prepared to assist you in this matter should assistance be desired. If you would like additional information pertaining to this Offer, please call the following number: _________________.





Sincerely,



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Financial Consultant